                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


For the month of March 2003 (No. 2)

                            TOWER SEMICONDUCTOR LTD.
                (Translation of registrant's name into English)

                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 10556
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                               Form 20-F  X   Form 40-F
                                        ----           ----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                   Yes      No   X
                                       ----     ----

     On March 10, 2003, we released our financial statements for the fiscal year ended December 31, 2002. Our consolidated financial statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000, and the report thereon dated February 24, 2003 of our auditors Brightman Almagor & Co., are attached as Exhibit 1. The consent of Brightman Almagor & Co. to the incorporation by reference of their report dated February 24, 2003 into effective registration statements previously filed by us under the Securities Act of 1933 is attached as Exhibit 2.

     This Form 6-K is being incorporated by reference in all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      TOWER  SEMICONDUCTOR  LTD.



Date:  March 10, 2003            By:   /s/ RAFAEL M. LEVIN
                                      ------------------------------------
                                       Name: Rafael M. Levin
                                       Title:  Co-Chief Executive Officer